SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

City Media, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

177887 106

 (CUSIP Number)

Victor D. Schwarz, Esq.

999 Murray Holladay Road, Suite 101

Salt Lake City, UT 84117

(801)-270-0930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  JENNIFER AGUIRRE

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 1,000,000 shares.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 1,000,000 shares.

                                                             10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000 directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.15%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  City Media, Inc., a Utah corporation (the “Company”), 4685 South Highland Drive, Suite 202, Salt Lake City, UT  84117.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Jennifer Aguirre

(b)        Address: 5524 Chaparral Drive, Murray, Utah 84123.

(c)        Principal Occupation:  Ms. Aguirre is currently employed as a performance artist by Holland American Cruise Lines.

(d)        During the last five years, Ms. Aguirre has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Ms. Aguirre has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Ms. Aguirre acquired 1,000,000 shares for $1,000 December 2007.

Item 4.  Purpose of Transaction.

On June 29, 2012, City Media, Inc. filed a Form 8-A which made us subject to Section 16(a) and required the filing of this Schedule 13d.

Item 5.  Interest in Securities of the Issuer.

(a)       Amount Beneficially owned.  As of the date hereof, Jennifer Aguirre owns 1,000,000 directly (approximately 11.15% of the Company’s common stock).

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 1,000,000 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 1,000,000 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2012                                                                    /s/  Jennifer Aguirre

                                                                                                   Jennifer Aguirre